# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REVELYST, INC., CIK 0001943705
CUSIP: 690045109
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: P.O. Box 1411, Providence, Rhode Island (RI), 02901
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001312908

## Reporting persons
- Gates Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,979,899; sole dispositive power 0; shared dispositive power 4,979,899; aggregate amount beneficially owned 4,979,899 (8.5% of the class)
- Gates Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,979,899; sole dispositive power 0; shared dispositive power 4,979,899; aggregate amount beneficially owned 4,979,899 (8.5% of the class)
- Gates Capital Management, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,979,899; sole dispositive power 0; shared dispositive power 4,979,899; aggregate amount beneficially owned 4,979,899 (8.5% of the class)
- Jeffrey L. Gates: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,979,899; sole dispositive power 0; shared dispositive power 4,979,899; aggregate amount beneficially owned 4,979,899 (8.5% of the class)

## Item 1. Issuer
Name of issuer: REVELYST, INC.
Address of issuer's principal executive offices: P.O. Box 1411, Providence, RI 02901

## Item 2. Person Filing
Name of person filing:
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Gates Capital Management, L.P., a Delaware limited partnership ("Gates Capital"), with respect to the shares of Common Stock held by certain funds as to which Gates Capital serves as investment manager (the "Gates Capital Funds");

(ii) Gates Capital Management GP, LLC, a Delaware limited liability company ("the General Partner"), which is the general partner of Gates Capital, with respect to the shares of Common Stock directly held by the Gates Capital Funds;

(iii) Gates Capital Management, Inc., a Delaware corporation ("the Corporation"), is the managing member of the General Partner, with respect to the shares of Common Stock directly held by the Gates Capital Funds; and

(iv) Jeffrey L. Gates, a United States citizen, who serves as the President of the Corporation, with respect to the shares of Common Stock directly held by the Gates Capital Funds.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Gates Capital Management, L.P., 1177 Avenue of the Americas, 46th Floor, New York, New York 10036.
Citizenship: (i) Gates Capital - a Delaware limited partnership (ii) The General Partner - a Delaware limited liability company (iii) The Corporation - a Delaware corporation (iv) Jeffrey L. Gates - a United States citizen The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,979,899
Percent of class: 8.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,979,899
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
4,979,899

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages set forth in Row (11) of the cover page for each Reporting Person and elsewhere in this Schedule 13G are based on the 58,427,548 shares of Common stock, par value $0.01 per share of Vista Outdoor Inc. (as announced by Vista Outdoors Inc. on November 27, 2024, Vista Outdoor Inc. stockholders received cash and one share of Revelyst Inc. common stock for each share of Vista Outdoor Inc. common stock they held).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 14, 2025

Gates Capital Management, L.P.
By: Gates Capital Management GP, LLC, its general partner
By: Gates Capital Management, Inc., its managing member
By: /s/ Jeffrey L. Gates
Name: Jeffrey L. Gates
Title: President

Gates Capital Management GP, LLC
By: Gates Capital Management, Inc., its managing member
By: /s/ Jeffrey L. Gates
Name: Jeffrey L. Gates
Title: President

Gates Capital Management, Inc.
By: /s/ Jeffrey L. Gates
Name: Jeffrey L. Gates
Title: President

Jeffrey L. Gates
By: /s/ Jeffrey L. Gates

## Signatures
- Gates Capital Management, L.P.: /s/ Jeffrey L. Gates, Jeffrey L. Gates- President (02/14/2025)
- Gates Capital Management GP, LLC: /s/ Jeffrey L. Gates, Jeffrey L. Gates- President (02/14/2025)
- Gates Capital Management, Inc.: /s/ Jeffrey L. Gates, Jeffrey L. Gates- President (02/14/2025)
- Jeffrey L. Gates: /s/ Jeffrey L. Gates, Jeffrey L. Gates (02/14/2025)